Mail Stop 4561

May 19, 2009

Bart C. Shuldman
Chairman, President and CEO
TransAct Technologies, Inc.
One Hamden Center
2319 Whitney Avenue, Suite 3B
Hamden, CT 06518

> **Re: Transact Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File no. 0-21121**

Dear Mr. Shuldman:

We have reviewed your response to your letter dated April 24, 2009 in connection with the above referenced filing. The comments below relate to our review of the Part III information of your Form 10-K incorporated by reference from your definitive proxy statement filed on April 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation (incorporated by reference from the definitive proxy statement filed on April 30, 2009)

Compensation Discussion and Analysis, page 11

1.   We note your disclosure on pages 11 and 12 that competitive market compensation paid by other companies is one of many factors you consider in assessing compensation, though you do not target compensation at a certain percentile within a peer group or otherwise rely solely on that data to determine compensation. To the extent you use compensation data about other companies as a reference point, even in part, to base, justify or provide a framework for a compensation decision, a discussion appears to be warranted regarding the market data relied upon and how that data affected compensation decisions. Refer to Item 402(b)(xiv) of Regulation S-K and Compliance and Disclosure Question 118.05 of the Division of Corporation Finance's Interpretations of Regulation S-

K available on our website at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   Based on your disclosure regarding the elements of compensation, it appears that individual performance or contributions are material elements used in determining compensation; however, we note that you have not included a discussion of these factors for any of the named executive officers. We further note your statement on page 13 that if performance objectives are achieved, the actual bonus amount payable to an executive could be modified based on an evaluation of the executive's individual performance. Please clarify whether this type of discretion was exercised regarding 2008 compensation. In addition, where individual performance or contributions are material to compensation, please include a discussion of the relevant factors for each of the named executive officers in future filings. Refer to Item 402(b)(vii) of Regulation S-K.

2008 Executive Compensation, page 13

Base Salary, page 14

3.   Your disclosure indicates that your named executive officers elected to receive no increase in base salary during 2008. However, the summary compensation table shows that the salaries of Messrs. DeMartino and Kumpf and Mrs. Chernay were higher in 2008 than 2007. Please advise.

Equity Incentive awards, page 14

4.   We note that on page 13 you provide general information regarding policies relating to your long-term equity compensation. However, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2008. Please identify the specific factors that the company considered in determining the size of each grant in 2008, and explain how the company evaluated and weighed each factor. For example, if the compensation committee considered individual performance in determining the size of an officer's 2008 equity grant, you should explain how the committee evaluated the officer's performance and the weight it attributed to individual performance relative to the other factors considered in determining the overall size of the grant.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 and Maryse Mills-Apenteng, Staff Attorney at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief